DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

June 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be

Re:	Post-Effective Amendment No. 515 to the Registration Statement on Form N-1A of Xtrackers S&P 500 Diversified Sector Weight ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Mr. Be,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on May 22, 2025. The Amendment was filed on behalf of the Fund on April 4, 2025, with an effective date of June 18, 2025.

The Staff’s comments are restated below, followed by the Fund’s responses. For the Staff’s reference, marked copies of the Fund’s Prospectus and Part I Statement of Additional Information (“SAI”) are included as Attachment A to this letter. The marked copies of the Prospectus and Part I SAI show changes from the Amendment, including changes made in response to Staff comments.

1.	Comment: Please supplementally provide the Staff a copy of the index methodology for the Fund’s underlying index, the S&P 500 Diversified Sector Weight Index (the “Underlying Index”).

Response: A copy of the Underlying Index’s methodology was provided to the Staff prior to the filing of this letter.

2.	Comment: Please revise the disclosure appearing under the “Underlying Index – Weighting of Constituent Securities” subheading in the “Principal Investment Strategies” section of the Fund’s prospectus to describe the weighting of the Underlying Index’s constituent securities in a clearer, more plain English fashion. Consider using graphs, charts and/or other design principles to make it easier for investors to follow the Underlying Index’s constituent weighting process. Please explain how the constituent weighting of the Underlying Index differs from the constituent weighting of the S&P 500 Index.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment. See Attachment A.

3.	Comment: Given the diversified sector weighing approach utilized by the Fund’s Underlying Index, please supplementally explain why the Fund has elected to be classified as “non-diversified” under Section 5(b)(2) of the Investment Company Act of 1940 (the “1940 Act”).

Response: Upon further review and consideration, the Fund has determined to change its initial 1940 Act diversification classification from “non-diversified” to “diversified.” See Attachment A.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011 (office phone) or (774) 270-6883 (work mobile) or, alternatively, please email me at jim.wall@dws.com.

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.

ATTACHMENT A

Prospectus
June 18, 2025

Xtrackers S&P 500 Diversified Sector Weight ETF
NASDAQ: SPXD
The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Xtrackers S&P 500 Diversified Sector Weight ETF

Ticker: SPXD	Stock Exchange: NASDAQ
Investment Objective
The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the S&P 500 Diversified Sector Weight Index.
Fees and Expenses
These are the fees and expenses that you will pay when you buy, hold and sell shares. You may also pay other fees, such as brokerage commissions and other fees to financial intermediaries on the purchase and sale of shares of the fund, which are not reflected in the table and example below.
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a % of the value of your investment)
Management fee	0.09
Other Expenses[1]	None
Total annual fund operating expenses	0.09
1Because the fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.
EXAMPLE
This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. It also does not include the transaction fees on purchases and redemptions of Creation Units (defined herein), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$9	$29
PORTFOLIO TURNOVER
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may mean higher taxes if you are investing in a taxable account. These costs are not reflected in annual fund operating expenses or in the expense example, and can affect the fund’s performance.
Since the fund is newly offered, portfolio turnover information is not available.
Principal Investment Strategies
The fund, using a “passive” or indexing investment approach, seeks investment results that correspond generally to the performance, before fees and expenses, of the S&P 500 Diversified Sector Weight Index (“Underlying Index”). The Underlying Index is designed to track the performance of the constituent securities of the S&P 500 Index reweighted to mitigate concentration risk and address sector imbalances. The Underlying Index’s reweighting approach is intended to provide a return more representative of all the business opportunities inherent to the S&P 500, rather than a return tied principally to the business opportunities represented by the S&P 500’s largest constituent companies. The Underlying Index’s reweighting approach utilizes the Functional Information System (FIS®) framework developed by Syntax LLC (“Syntax”), a financial data and technology company that works directly with S&P Dow Jones Indices LLC, the provider of the Underlying Index (the “Index Provider”).
Underlying Index – Eligible Universe / Security Eligibility Criteria
Prospectus June 18, 2025	1	Xtrackers S&P 500 Diversified Sector Weight ETF

The Underlying Index’s eligible universe consists of all of the companies in the S&P 500 Index. To be eligible for inclusion in the Underlying Index, a company must have a Syntax FIS® revenue breakdown by Business Activity (as classified by Syntax). At each Underlying Index rebalancing, all of the S&P 500 constituent companies having such a revenue breakdown are included in the Underlying Index. As of May 31, 2025, all of the companies in the S&P 500 had a Syntax FIS® revenue breakdown by Business Activity.
Underlying Index – Weighting of Constituent Securities
As noted above, the Underlying Index’s constituent weighting process utilizes the Syntax FIS® framework. The Syntax FIS® framework classifies businesses, products, and associated activities and resources using standardized functional identifiers. Syntax uses these identifiers to tag and connect companies’ primary revenue-generating activities with their underlying business characteristics. This allows Syntax to group companies by shared functional attributes or by properties or relationships that respond similarly to market events, rather than only by their primary business segment. Simply stated, the Underlying Index, through its application of the Syntax FIS ® framework, assembles the S&P 500 constituent companies into groups that have shared business functions that can make them perform similarly when market events happen; i.e., groups of companies that share related business risks. The Underlying Index then weights these groups to spread exposure across the underlying risks, which generally results in more even weightings across constituent companies in the Underlying Index. In contrast, the S&P 500 Index weights its constituent companies solely on the basis of float-adjusted market capitalization (i.e., the largest companies have the largest weightings and the smallest companies have the smallest weightings), which may result in an overweighting of one or more outperforming constituent group or groups.
Underlying Index – Maintenance
The Underlying Index rebalances quarterly, effective at the close of the third Friday of March, June, September, and December. The fundamental data reference date is the last business day of February, May, August, and November, respectively. The reference date for weighting is the second Wednesday of the rebalancing month and changes are effective after the close of the following Friday using prices as of the reweighting reference date.
Except for corporate spin-offs, no additions are made to the Underlying Index between rebalancings. A corporate spin-off is added to the Underlying Index if the parent company is a constituent. A corporate spin-off remains in the Underlying Index only if it is in the Underlying Index’s eligible universe. It is then evaluated for continued Underlying Index inclusion at the subsequent rebalancing. Constituents that are removed from the S&P 500 are removed from the Underlying Index simultaneously.
The Fund’s Investment Strategy
The fund uses a full replication indexing strategy to seek to track the Underlying Index. As such, the fund invests directly in the component securities of the Underlying Index in substantially the same weightings in which they are represented in the Underlying Index. If it is not possible for the fund to acquire component securities due to limited availability or regulatory restrictions, the fund may use a representative sampling indexing strategy to seek to track the Underlying Index instead of a full replication indexing strategy. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index. The fund may or may not hold all of the securities in the Underlying Index when using a representative sampling indexing strategy.
Under normal circumstances, the fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index. The fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent that its Underlying Index is concentrated.
The fund is currently classified as “diversified” under the Investment Company Act of 1940 (“1940 Act”). However, the fund may become “non-diversified” under the 1940 Act solely as a result of a change in the relative market capitalization or index weighting of one or more constituents of the Underlying Index. Shareholder approval will not be sought when the fund crosses from diversified to non-diversified status under such circumstances.
As of May 31, 2025, the Underlying Index consisted of 503 securities, with an average market capitalization of approximately $110.2 billion and a minimum market capitalization of approximately $5.4 billion. Because the Underlying Index’s constituent weighting process seeks to mitigate concentration risk and address sector imbalances, it is not expected that the fund will be heavily focused in any particular sector. The fund’s exposure to particular sectors may change over time to correspond to changes in the Underlying Index.
As more fully described under “Underlying Index – Maintenance,” the Underlying Index rebalances quarterly, effective at the close of the third Friday of March, June, September, and December. The fund changes its portfolio in accordance with the Underlying Index, and, therefore, any changes to the Underlying Index’s rebalancing schedule will result in corresponding changes to the fund’s schedule of portfolio changes. Any changes made to the
Prospectus June 18, 2025

Xtrackers S&P 500 Diversified Sector Weight ETF

Underlying Index in between scheduled rebalancings (e.g., in the event of a corporate spin-off) will also result in corresponding changes to the fund’s portfolio.
Xtrackers ETFs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, Standard & Poor’s Financial Services LLC, or their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such ETFs, nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Diversified Sector Weight Index.
Derivatives. The fund may invest in derivatives, which are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. In particular, portfolio management may use futures contracts, stock index futures, options on futures, swap contracts and other types of derivatives in seeking performance that corresponds to its Underlying Index and will not use such instruments for speculative purposes.
Securities lending. The fund may lend securities (up to one-third of total assets) to approved institutions, such as registered broker-dealers, pooled investment vehicles, banks and other financial institutions. In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent, with riskier securities generally requiring higher levels of collateral.
Main Risks
As with any investment, you could lose all or part of your investment in the fund, and the fund’s performance could trail that of other investments. The fund is subject to the main risks noted below, any of which may adversely affect the fund’s net asset value (“NAV”), trading price, yield, total return and ability to meet its investment objective, as well as other risks that are described in greater detail in the section of this Prospectus entitled “Additional Information About Fund Strategies, Underlying Index Information and Risks” and in the Statement of Additional Information (“SAI”). An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stock market risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. The market as a whole may not favor the types of investments the fund makes, which could adversely affect a stock’s price, regardless of how well the company performs, or the fund’s ability to sell a stock at an attractive price. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. Events in the US and global financial markets, including actions taken by the US Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility which could negatively affect performance. High market volatility may also result from significant shifts in momentum of one or more specific stocks due to unusual increases or decreases in trading activity. Momentum can change quickly, and securities subject to shifts in momentum may be more volatile than the market as a whole and returns on such securities may drop precipitously. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.
Market disruption risk. Economies and financial markets throughout the world have become increasingly interconnected, which has increased the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. This includes reliance on global supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, tariffs, extreme weather events, and natural disasters. Such supply chain disruptions can lead to, and have led to, economic and market disruptions that have far-reaching effects on financial markets worldwide. The value of the fund’s investments may be negatively affected by adverse changes in overall economic or market conditions, such as the level of economic activity and productivity, unemployment and labor force participation rates, inflation or deflation (and expectations for inflation or deflation), interest rates, demand and supply for particular products or resources including labor, debt levels and credit ratings, and trade policies, among other factors. Such adverse conditions may contribute to an overall economic contraction across entire economies or markets, which may negatively impact the profitability of issuers operating in those economies or markets. In addition, geopolitical and other globally interconnected occurrences, including war, terrorism, economic uncertainty or financial crises, contagion, tariffs and trade disputes, government debt crises (including defaults or downgrades) or uncertainty about government debt payments, government shutdowns, public health crises, natural disasters, supply chain disruptions, climate change and related events or conditions, have led, and in the future may lead, to disruptions in the US and world economies and markets, which may increase financial market volatility and have significant adverse direct or indirect effects on the fund and its investments. Adverse market conditions or disruptions could cause the fund to lose money, experience significant redemptions, and encounter operational difficulties. Although multiple asset classes may be affected by adverse market conditions or a particular market disruption, the duration and effects may not be the same for all types of assets.
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Xtrackers S&P 500 Diversified Sector Weight ETF

Current military and other armed conflicts in various geographic regions, including those in Europe and the Middle East, can lead to, and have led to, economic and market disruptions, which may not be limited to the geographic region in which the conflict is occurring. Such conflicts can also result, and have resulted in some cases, in sanctions being levied by the United States, the European Union and/or other countries against countries or other actors involved in the conflict. In addition, such conflicts and related sanctions can adversely affect regional and global energy, commodities, financial and other markets and thus could affect the value of the fund's investments. The extent and duration of any military conflict, related sanctions and resulting economic and market disruptions are impossible to predict, but could be substantial.
Other market disruption events include pandemic spread of viruses, such as the novel coronavirus known as COVID-19, which have caused significant uncertainty, market volatility, decreased economic and other activity, increased government activity, including economic stimulus measures, and supply chain disruptions. While COVID-19 is no longer considered to be a public health emergency, the fund and its investments may be adversely affected by lingering effects of this virus or future pandemic spread of viruses.
In addition, markets are becoming increasingly susceptible to disruption events resulting from the use of new and emerging technologies to engage in cyber-attacks or to take over the websites and/or social media accounts of companies, governmental entities or public officials, or to otherwise pose as or impersonate such, which then may be used to disseminate false or misleading information that can cause volatility in financial markets or for the securities of a particular company, group of companies, industry or other class of assets.
Adverse market conditions or particular market disruptions, such as those discussed above, may magnify the impact of each of the other risks described in this “MAIN RISKS” section and may increase volatility in one or more markets in which the fund invests leading to the potential for greater losses for the fund.
Large-sized companies risk. Returns on investments in securities of large companies could trail the returns on investments in securities of smaller and mid-sized companies. Larger companies may be unable to respond as quickly as smaller and mid-sized companies to competitive challenges or to changes in business, product, financial or other market conditions. Larger companies may not be able to maintain growth at the high rates that may be achieved by well-managed smaller and mid-sized companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets.
Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment at an acceptable price. This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors (such as restricted securities). In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk. This may affect only certain securities or an overall securities market.
Although the fund primarily seeks to redeem shares of the fund on an in-kind basis, if the fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or other cash needs, the fund may suffer a loss or recognize a gain that may be distributed to shareholders as a taxable distribution. This may be magnified in circumstances where redemptions from the fund may be higher than normal.
Passive investing risk. Unlike a fund that is actively managed, in which portfolio management buys and sells securities based on research and analysis, the fund invests in securities included in, or representative of, the Underlying Index, regardless of their investment merits. Because the fund is designed to maintain a high level of exposure to the Underlying Index at all times, portfolio management generally will not buy or sell a security unless the security is added or removed, respectively, from the Underlying Index, and will not take any steps to invest defensively or otherwise reduce the risk of loss during market downturns.
Index-related risk. The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the Underlying Index as published by the Index Provider. There is no assurance that the Index Provider will compile the Underlying Index accurately, or that the Underlying Index will be determined, composed or calculated accurately. The Index Provider may cease publication of the Underlying Index or may terminate the license agreement allowing the fund to use the Underlying Index, either of which could have a material adverse effect on the fund. Market disruptions could cause delays in the Underlying Index’s reconstitution and rebalancing schedule. During any such delay, it is possible that the Underlying Index and, in turn, the fund will deviate from the Underlying Index’s stated methodology and therefore experience returns different than those that would have been achieved under a normal reconstitution and rebalancing schedule. Generally, the Index Provider does not provide any warranty, or accept any liability, with respect to the quality, accuracy or completeness of the Underlying Index or its related data, and does not guarantee that the Underlying Index will be in line with its stated methodology. Errors in the Underlying Index data, the Underlying Index computations and/or the construction of the Underlying Index in accordance with its stated methodology may occur from time to time and may not be identified and
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Xtrackers S&P 500 Diversified Sector Weight ETF

corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the fund and its shareholders. The Advisor may have limited ability to detect such errors and neither the Advisor nor its affiliates provide any warranty or guarantee against such errors. Therefore, the gains, losses or costs associated with the Index Provider’s errors will generally be borne by the fund and its shareholders.
Tracking error risk. The fund may be subject to tracking error, which is the divergence of the fund’s performance from that of the Underlying Index. The performance of the fund may diverge from that of the Underlying Index for a number of reasons, including operating expenses, transaction costs, cash flows and operational inefficiencies. The fund’s return also may diverge from the return of the Underlying Index because the fund bears the costs and risks associated with buying and selling securities (especially when reconstituting or rebalancing the fund’s securities holdings to reflect changes in the Underlying Index) while such costs and risks are not factored into the return of the Underlying Index. Transaction costs, including brokerage costs, will decrease the fund’s NAV to the extent not offset by the transaction fee payable by an “Authorized Participant” (“AP”). Market disruptions and regulatory restrictions could have an adverse effect on the fund’s ability to adjust its exposure in order to track the Underlying Index. Moreover, the use of a representative sampling investment approach (i.e., investing in a representative selection of securities included in the Underlying Index rather than all securities in the Underlying Index) may cause the fund’s return to not be as well correlated with the return of the Underlying Index as would be the case if the fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index. In addition, the fund may not be able to invest in certain securities included in the Underlying Index, or invest in them in the exact proportions in which they are represented in the Underlying Index, due to government imposed legal restrictions or limitations, a lack of liquidity in the markets in which such securities trade, potential adverse tax consequences or other reasons. To the extent the fund calculates its net asset value based on fair value prices and the value of the Underlying Index is based on market prices (i.e., the value of the Underlying Index is not based on fair value prices), the fund’s ability to track the Underlying Index may be adversely affected. Tracking error risk may be heightened during times of increased market volatility or other unusual market conditions. For tax purposes, the fund may sell certain securities, and such sale may cause the fund to recognize a taxable gain or a loss and deviate from the performance of the Underlying Index. In light of the factors discussed above, the fund’s return may deviate significantly from the return of the Underlying Index.
Market price risk. Fund shares are listed for trading on an exchange and are bought and sold in the secondary market at market prices. The market prices of shares will fluctuate, in some cases materially, in response to changes in the NAV and supply and demand for shares. As a result, the trading prices of shares may deviate significantly from the NAV during periods of market volatility. The Advisor cannot predict whether shares will trade above, below or at their NAV. Given the fact that shares can be created and redeemed in Creation Units (defined below), the Advisor believes that large discounts or premiums to the NAV of shares should not be sustained in the long-term. If market makers exit the business or are unable to continue making markets in fund shares, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market). Further, while the creation/redemption feature is designed to make it likely that shares normally will trade close to the value of the fund’s holdings, disruptions to creations and redemptions, including disruptions at market makers, APs or market participants, or during periods of significant market volatility, may result in market prices that differ significantly from the value of the fund’s holdings. Although market makers will generally take advantage of differences between the NAV and the market price of fund shares through arbitrage opportunities, there is no guarantee that they will do so. Secondary markets may be subject to irregular trading activity, wide bid-ask spreads and extended trade settlement periods, which could cause a material decline in the fund’s market price. The fund’s investment results are measured based upon the daily NAV of the fund. Investors purchasing and selling shares in the secondary market may not experience investment results consistent with those experienced by those APs creating and redeeming shares directly with the fund at NAV.
New fund risk. The fund is a new fund, with no operating history, which may result in additional risks for investors in the fund. There can be no assurance that the fund will grow to or maintain an economically viable size, in which case the fund's Board may determine to change the fund's investment objective or liquidate the fund. While shareholder interests will be the primary consideration, the fund's new investment objective may not match the interests and investing goals of individual shareholders, and the timing of any such change or liquidation may not be favorable to certain individual shareholders. New funds are also subject to the risk that one or more shareholders may hold a disproportionately large percentage of the fund's shares outstanding at any time, and the investment activities of any such shareholder could have a material impact on the fund.
Operational and technology risk. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations. For example, the fund’s
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Xtrackers S&P 500 Diversified Sector Weight ETF

or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted and operations may be disrupted (e.g., cyber-attacks, operational failures or broader disruptions may cause the release of private shareholder information or confidential fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the fund’s net asset value and impede trading). Market events and disruptions also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the fund’s operations.
While the fund and its service providers may establish business continuity and other plans and processes that seek to address the possibility of and fallout from cyber-attacks, disruptions or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as fund counterparties, issuers of securities held by the fund or other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future and there is no assurance that such plans and processes will be effective. Among other situations, disruptions (for example, pandemics or health crises) that cause prolonged periods of remote work or significant employee absences at the fund’s service providers could impact the ability to conduct the fund’s operations. In addition, the fund cannot directly control any cybersecurity plans and systems put in place by its service providers, fund counterparties, issuers of securities held by the fund or other market participants.
Authorized Participant concentration risk. The fund may have a limited number of financial institutions that may act as Authorized Participants (“APs”). Only APs who have entered into agreements with the fund’s distributor may engage in creation or redemption transactions directly with the fund (as described in the section of this Prospectus entitled “Buying and Selling Shares”). If those APs exit the business or are unable to process creation and/or redemption orders, (including in situations where APs have limited or diminished access to capital required to post collateral) and no other AP is able to step forward to create and redeem in either of these cases, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market).
Counterparty risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.
Derivatives risk. Derivatives involve risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Risks associated with derivatives may include the risk that the derivative is not well correlated with the underlying asset, security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation, which risk may be heightened in derivative transactions entered into “over-the-counter” (i.e., not on an exchange or contract market); and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.
Futures risk. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return and the potential loss from futures can exceed the fund’s initial investment in such contracts.
Securities lending risk. Securities lending involves the risk that the fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A delay in the recovery of loaned securities could interfere with the fund’s ability to vote proxies or settle transactions. Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times that may be appropriate to track the Underlying Index. The fund could also lose money in the event of a decline in the value of the collateral provided for the loaned securities, or a decline in the value of any investments made with cash collateral or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the securities.
Non-diversification risk. To the extent the fund becomes non-diversified under the 1940 Act, the fund may invest a greater portion of its assets in securities of individual issuers than it could if it were diversified under the 1940 Act. This means the fund could invest in securities of fewer issuers. Thus, the performance of one or a small number of portfolio holdings could affect overall performance.
Prospectus June 18, 2025

Xtrackers S&P 500 Diversified Sector Weight ETF

Past Performance
As of the date of this Prospectus, the fund has not yet commenced operations and therefore does not report its performance information. Once available, the fund’s performance information will be accessible on the fund’s website at Xtrackers.com (the website does not form a part of this prospectus) and will provide some indication of the risks of investing in the fund by showing changes in the fund’s performance and by showing how the fund’s returns compare with those of a broad measure of market performance. Past performance may not indicate future results.
Management
Investment Advisor
DBX Advisors LLC
Portfolio Managers
Patrick Dwyer, Vice President of DBX Advisors LLC, Director and Senior Portfolio Engineer & Team Lead, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
Shlomo Bassous, Vice President of DBX Advisors LLC and Senior Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
Ashif Shaikh, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
Daniel Park, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
Purchase and Sale of Fund Shares
The fund is an exchange-traded fund (commonly referred to as an “ETF”). Individual fund shares may only be purchased and sold through a brokerage firm. The price of fund shares is based on market price, and because ETF shares trade at market prices rather than NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The fund will only issue or redeem shares that have been aggregated into blocks of 10,000 shares or multiples thereof (“Creation Units”) to APs who have entered into agreements with ALPS Distributors, Inc., the fund’s distributor. You may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the fund (bid) and the lowest price a seller is willing to accept for shares of the fund (ask) when buying or selling shares (the “bid-ask spread”). Information on the fund’s net asset value, market price, premiums and discounts and bid-ask spreads may be found at Xtrackers.com (the website does not form a part of this prospectus).
Tax Information
The fund's distributions are generally taxable to you as ordinary income or capital gains, except when you are tax-exempt or when your investment is in an IRA, 401(k), or other tax-advantaged investment plan. Any withdrawals you make from such tax-advantaged investment plans, however, may be taxable to you.
Payments to Broker-Dealers and
Other Financial Intermediaries
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a bank), the Advisor or other related companies may pay the intermediary for marketing activities and presentations, educational training programs, the support of technology platforms and/or reporting systems or other services related to the sale or promotion of the fund. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.
Prospectus June 18, 2025

Xtrackers S&P 500 Diversified Sector Weight ETF

Fund Details
Additional Information About Fund Strategies, Underlying Index Information and Risks
Investment Objective
The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the S&P 500 Diversified Sector Weight Index.
Principal Investment Strategies
The fund, using a “passive” or indexing investment approach, seeks investment results that correspond generally to the performance, before fees and expenses, of the S&P 500 Diversified Sector Weight Index (“Underlying Index”). The Underlying Index is designed to track the performance of the constituent securities of the S&P 500 Index reweighted to mitigate concentration risk and address sector imbalances. The Underlying Index’s reweighting approach is intended to provide a return more representative of all the business opportunities inherent to the S&P 500, rather than a return tied principally to the business opportunities represented by the S&P 500’s largest constituent companies. The Underlying Index’s reweighting approach utilizes the Functional Information System (FIS®) framework developed by Syntax LLC (“Syntax”), a financial data and technology company that works directly with S&P Dow Jones Indices LLC, the provider of the Underlying Index (the “Index Provider”).
Underlying Index – Eligible Universe / Security Eligibility Criteria
The Underlying Index’s eligible universe consists of all of the companies in the S&P 500 Index. To be eligible for inclusion in the Underlying Index, a company must have a Syntax FIS® revenue breakdown by Business Activity (as classified by Syntax). At each Underlying Index rebalancing, all of the S&P 500 constituent companies having such a revenue breakdown are included in the Underlying Index. As of May 31, 2025, all of the companies in the S&P 500 had a Syntax FIS® revenue breakdown by Business Activity.
Underlying Index – Weighting of Constituent Securities
As noted above, the Underlying Index’s constituent weighting process utilizes the Syntax FIS® framework. The Syntax FIS® framework classifies businesses, products, and associated activities and resources using standardized functional identifiers. Syntax uses these identifiers to tag and connect companies’ primary revenue-generating activities with their underlying business characteristics. This allows Syntax to group companies by shared functional attributes or by properties or relationships that respond similarly to market events, rather than only by their primary business segment. Simply stated, the Underlying Index, through its application of the Syntax FIS ® framework, assembles the S&P 500 constituent companies into groups that have shared business functions that can make them perform similarly when market events happen; i.e., groups of companies that share related business risks. The Underlying Index then weights these groups to spread exposure across the underlying risks, which generally results in more even weightings across constituent companies in the Underlying Index. In contrast, the S&P 500 Index weights its constituent companies solely on the basis of float-adjusted market capitalization (i.e., the largest companies have the largest weightings and the smallest companies have the smallest weightings), which may result in an overweighting of one or more outperforming constituent group or groups.
The Underlying Index assigns equal weights to each of Syntax’s primary FIS® Sectors (Consumer Products and Services, Energy, Financials, Food, Industrials, Information, Information Tools and Healthcare). Within each primary Sector, the Underlying Index then equally weights each Syntax Sub Sector, repeating the process down the sector hierarchy to the Syntax Business Activity level.
Within each Business Activity, the Underlying Index weights stocks proportionally to revenue generated within that Business Activity. To that end, within each Business Activity, each company is assigned a weight based on the product of: (i) the weight of that Business Activity in the Underlying Index; and (ii) the trailing last 12 months’ revenue that the company derives from that Business Activity, divided by the sum of revenue that all companies derive from that Business Activity. If a company derives revenue from multiple Business Activities, a company’s final weight in the Underlying Index is the sum of the weights from each of the company’s Business Activities.
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Underlying Index – Maintenance
The Underlying Index rebalances quarterly, effective at the close of the third Friday of March, June, September, and December. The fundamental data reference date is the last business day of February, May, August, and November, respectively. The reference date for weighting is the second Wednesday of the rebalancing month and changes are effective after the close of the following Friday using prices as of the reweighting reference date.
Except for corporate spin-offs, no additions are made to the Underlying Index between rebalancings. A corporate spin-off is added to the Underlying Index if the parent company is a constituent. A corporate spin-off remains in the Underlying Index only if it is in the Underlying Index’s eligible universe. It is then evaluated for continued Underlying Index inclusion at the subsequent rebalancing. Constituents that are removed from the S&P 500 are removed from the Underlying Index simultaneously.
The Fund’s Investment Strategy
The fund uses a full replication indexing strategy to seek to track the Underlying Index. As such, the fund invests directly in the component securities of the Underlying Index in substantially the same weightings in which they are represented in the Underlying Index. If it is not possible for the fund to acquire component securities due to limited availability or regulatory restrictions, the fund may use a representative sampling indexing strategy to seek to track the Underlying Index instead of a full replication indexing strategy. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index. The fund may or may not hold all of the securities in the Underlying Index when using a representative sampling indexing strategy.
Under normal circumstances, the fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index. The fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent that its Underlying Index is concentrated.
The fund is currently classified as “diversified” under the Investment Company Act of 1940 (“1940 Act”). However, the fund may become “non-diversified” under the 1940 Act solely as a result of a change in the relative market capitalization or index weighting of one or more constituents of the Underlying Index. Shareholder approval will not be sought when the fund crosses from diversified to non-diversified status under such circumstances.
As of May 31, 2025, the Underlying Index consisted of 503 securities, with an average market capitalization of approximately $110.2 billion and a minimum market capitalization of approximately $5.4 billion. Because the Underlying Index’s constituent weighting process seeks to mitigate concentration risk and address sector imbalances, it is not expected that the fund will be heavily focused in any particular sector. The fund’s exposure to particular sectors may change over time to correspond to changes in the Underlying Index.
As more fully described under “Underlying Index – Maintenance,” the Underlying Index rebalances quarterly, effective at the close of the third Friday of March, June, September, and December. The fund changes its portfolio in accordance with the Underlying Index, and, therefore, any changes to the Underlying Index’s rebalancing schedule will result in corresponding changes to the fund’s schedule of portfolio changes. Any changes made to the Underlying Index in between scheduled rebalancings (e.g., in the event of a corporate spin-off) will also result in corresponding changes to the fund’s portfolio.
The fund may invest its remaining assets in other securities, including securities not in the Underlying Index, cash and cash equivalents, money market instruments, such as repurchase agreements or money market funds (including money market funds advised by the Advisor or its affiliates) subject to applicable limitations under the 1940 Act, or exemptions therefrom, convertible securities, structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors, such as the movement of a particular stock or stock index) and in certain derivatives instruments (see “Derivatives” subsection).
The S&P 500 Diversified Sector Weight Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by DBX Advisors. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by DBX Advisors. DBX Advisors Xtrackers ETFs are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such ETFs, nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Diversified Sector Weight Index.
Derivatives. The fund may invest in derivatives, which are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. In particular, portfolio management generally may use futures contracts, stock index futures, options on futures, swap contracts and other types of derivatives in seeking performance that corresponds to its Underlying
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Index and will not use such instruments for speculative purposes. The fund also may invest in these derivative instruments to the extent that the Advisor believes will help the fund to achieve its investment objective. A futures contract is a standardized exchange-traded agreement to buy or sell a specific quantity of an underlying instrument at a specific price at a specific future time.
Securities lending. The fund may lend securities (up to one-third of total assets) to approved institutions, such as registered broker-dealers, pooled investment vehicles, banks and other financial institutions. In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent, with riskier securities generally requiring higher levels of collateral.
Main Risks
As with any investment, you could lose all or part of your investment in the fund, and the fund’s performance could trail that of other investments. The fund is subject to the main risks noted below, any of which may adversely affect the fund’s net asset value (“NAV”), trading price, yield, total return and ability to meet its investment objective. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stock market risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. The market as a whole may not favor the types of investments the fund makes, which could adversely affect a stock’s price, regardless of how well the company performs, or the fund’s ability to sell a stock at an attractive price. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. Events in the US and global financial markets, including actions taken by the US Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility which could negatively affect performance. High market volatility may also result from significant shifts in momentum of one or more specific stocks due to unusual increases or decreases in trading activity. Momentum can change quickly, and securities subject to shifts in momentum may be more volatile than the market as a whole and returns on such securities may drop precipitously. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.
Market disruption risk. Economies and financial markets throughout the world have become increasingly interconnected, which has increased the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. This includes reliance on global supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, tariffs, extreme weather events, and natural disasters. Such supply chain disruptions can lead to, and have led to, economic and market disruptions that have far-reaching effects on financial markets worldwide. The value of the fund’s investments may be negatively affected by adverse changes in overall economic or market conditions, such as the level of economic activity and productivity, unemployment and labor force participation rates, inflation or deflation (and expectations for inflation or deflation), interest rates, demand and supply for particular products or resources including labor, debt levels and credit ratings, and trade policies, among other factors. Such adverse conditions may contribute to an overall economic contraction across entire economies or markets, which may negatively impact the profitability of issuers operating in those economies or markets. In addition, geopolitical and other globally interconnected occurrences, including war, terrorism, economic uncertainty or financial crises, contagion, tariffs and trade disputes, government debt crises (including defaults or downgrades) or uncertainty about government debt payments, government shutdowns, public health crises, natural disasters, supply chain disruptions, climate change and related events or conditions, have led, and in the future may lead, to disruptions in the US and world economies and markets, which may increase financial market volatility and have significant adverse direct or indirect effects on the fund and its investments. Adverse market conditions or disruptions could cause the fund to lose money, experience significant redemptions, and encounter operational difficulties. Although multiple asset classes may be affected by adverse market conditions or a particular market disruption, the duration and effects may not be the same for all types of assets.
Current military and other armed conflicts in various geographic regions, including those in Europe and the Middle East, can lead to, and have led to, economic and market disruptions, which may not be limited to the geographic region in which the conflict is occurring. Such conflicts can also result, and have resulted in some cases, in sanctions being levied by the United States, the European Union and/or other countries against countries or other actors involved in the conflict. In addition, such conflicts and related sanctions can adversely affect regional and global energy, commodities, financial and other markets and thus could affect the value of the fund's investments. The extent and duration of any military conflict, related sanctions and resulting economic and market disruptions are impossible to predict, but could be substantial.
Other market disruption events include pandemic spread of viruses, such as the novel coronavirus known as COVID-19, which have caused significant uncertainty, market volatility, decreased economic and other activity,
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increased government activity, including economic stimulus measures, and supply chain disruptions. While COVID-19 is no longer considered to be a public health emergency, the fund and its investments may be adversely affected by lingering effects of this virus or future pandemic spread of viruses.
In addition, markets are becoming increasingly susceptible to disruption events resulting from the use of new and emerging technologies to engage in cyber-attacks or to take over the websites and/or social media accounts of companies, governmental entities or public officials, or to otherwise pose as or impersonate such, which then may be used to disseminate false or misleading information that can cause volatility in financial markets or for the securities of a particular company, group of companies, industry or other class of assets.
Adverse market conditions or particular market disruptions, such as those discussed above, may magnify the impact of each of the other risks described in this “MAIN RISKS” section and may increase volatility in one or more markets in which the fund invests leading to the potential for greater losses for the fund.
Large-sized companies risk. Returns on investments in securities of large companies could trail the returns on investments in securities of smaller and mid-sized companies. Larger companies may be unable to respond as quickly as smaller and mid-sized companies to competitive challenges or to changes in business, product, financial or other market conditions. Larger companies may not be able to maintain growth at the high rates that may be achieved by well-managed smaller and mid-sized companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets.
Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment at an acceptable price. This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors (such as restricted securities). In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk. This may affect only certain securities or an overall securities market.
Although the fund primarily seeks to redeem shares of the fund on an in-kind basis, if the fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or other cash needs, the fund may suffer a loss or recognize a gain that may be distributed to shareholders as a taxable distribution. This may be magnified in circumstances where redemptions from the fund may be higher than normal.
Passive investing risk. Unlike a fund that is actively managed, in which portfolio management buys and sells securities based on research and analysis, the fund invests in securities included in, or representative of, the Underlying Index, regardless of their investment merits. Because the fund is designed to maintain a high level of exposure to the Underlying Index at all times, portfolio management generally will not buy or sell a security unless the security is added or removed, respectively, from the Underlying Index, and will not take any steps to invest defensively or otherwise reduce the risk of loss during market downturns.
Index-related risk. The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the Underlying Index as published by the Index Provider. There is no assurance that the Index Provider will compile the Underlying Index accurately, or that the Underlying Index will be determined, composed or calculated accurately. The Index Provider may cease publication of the Underlying Index or may terminate the license agreement allowing the fund to use the Underlying Index, either of which could have a material adverse effect on the fund. Market disruptions could cause delays in the Underlying Index’s reconstitution and rebalancing schedule. During any such delay, it is possible that the Underlying Index and, in turn, the fund will deviate from the Underlying Index’s stated methodology and therefore experience returns different than those that would have been achieved under a normal reconstitution and rebalancing schedule. Generally, the Index Provider does not provide any warranty, or accept any liability, with respect to the quality, accuracy or completeness of the Underlying Index or its related data, and does not guarantee that the Underlying Index will be in line with its stated methodology. Errors in the Underlying Index data, the Underlying Index computations and/or the construction of the Underlying Index in accordance with its stated methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the fund and its shareholders. The Advisor may have limited ability to detect such errors and neither the Advisor nor its affiliates provide any warranty or guarantee against such errors. Therefore, the gains, losses or costs associated with the Index Provider’s errors will generally be borne by the fund and its shareholders.
Tracking error risk. The fund may be subject to tracking error, which is the divergence of the fund’s performance from that of the Underlying Index. The performance of the fund may diverge from that of the Underlying Index for a number of reasons, including operating expenses, transaction costs, cash flows and operational inefficiencies. The fund’s return also may diverge from the return of the Underlying Index because the fund bears the costs and risks associated with buying and selling securities (especially when reconstituting or rebalancing the fund’s securities holdings to reflect changes in the Underlying Index) while such costs and risks are not factored into the return of the Underlying Index. Transaction costs, including brokerage costs, will decrease the fund’s NAV to the extent not offset
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by the transaction fee payable by an “Authorized Participant” (“AP”). Market disruptions and regulatory restrictions could have an adverse effect on the fund’s ability to adjust its exposure in order to track the Underlying Index. Moreover, the use of a representative sampling investment approach (i.e., investing in a representative selection of securities included in the Underlying Index rather than all securities in the Underlying Index) may cause the fund’s return to not be as well correlated with the return of the Underlying Index as would be the case if the fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index. In addition, the fund may not be able to invest in certain securities included in the Underlying Index, or invest in them in the exact proportions in which they are represented in the Underlying Index, due to government imposed legal restrictions or limitations, a lack of liquidity in the markets in which such securities trade, potential adverse tax consequences or other reasons. To the extent the fund calculates its net asset value based on fair value prices and the value of the Underlying Index is based on market prices (i.e., the value of the Underlying Index is not based on fair value prices), the fund’s ability to track the Underlying Index may be adversely affected. Tracking error risk may be heightened during times of increased market volatility or other unusual market conditions. For tax purposes, the fund may sell certain securities, and such sale may cause the fund to recognize a taxable gain or a loss and deviate from the performance of the Underlying Index. In light of the factors discussed above, the fund’s return may deviate significantly from the return of the Underlying Index.
The need to comply with the tax diversification and other requirements of the Internal Revenue Code of 1986, as amended, relating to regulated investment companies, may also impact the fund’s ability to replicate the performance of the Underlying Index. In addition, if the fund holds other instruments that are not included in the Underlying Index, the fund’s return may not correlate as well with the returns of the Underlying Index as would be the case if the fund purchased all the securities in the Underlying Index directly. Actions taken in response to proposed corporate actions could result in increased tracking error.
Market price risk. Fund shares are listed for trading on an exchange and are bought and sold in the secondary market at market prices. The market prices of shares will fluctuate, in some cases materially, in response to changes in the NAV and supply and demand for shares. As a result, the trading prices of shares may deviate significantly from NAV during periods of market volatility. Differences between secondary market prices and the value of the fund’s holdings may be due largely to supply and demand forces in the secondary market, which may not be the same forces as those influencing prices for securities held by the fund at a particular time. The Advisor cannot predict whether shares will trade above, below or at their NAV. Given the fact that shares can be created and redeemed in
Creation Units, the Advisor believes that large discounts or premiums to the NAV of shares should not be sustained in the long-term. In addition, there may be times when the market price and the value of the fund’s holdings vary significantly and you may pay more than the value of the fund’s holdings when buying shares on the secondary market, and you may receive less than the value of the fund’s holdings when you sell those shares. While the creation/redemption feature is designed to make it likely that shares normally will trade close to the value of the fund’s holdings, disruptions to creations and redemptions, including disruptions at market makers, APs or market participants, or during periods of significant market volatility, may result in trading prices that differ significantly from the value of the fund’s holdings. Although market makers will generally take advantage of differences between the NAV and the market price of fund shares through arbitrage opportunities, there is no guarantee that they will do so. If market makers exit the business or are unable to continue making markets in fund’s shares, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market). The market price of shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialist, market makers or other participants that trade the particular security. In times of severe market disruption, the bid-ask spread often increases significantly. This means that shares may trade at a discount to the fund’s NAV, and the discount is likely to be greatest when the price of shares is falling fastest, which may be the time that you most want to sell your shares. There are various methods by which investors can purchase and sell shares of the fund and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the fund.
Secondary markets may be subject to irregular trading activity, wide bid-ask spreads and extended trade settlement periods, which could cause a material decline in the fund’s market price. The bid-ask spread varies over time for shares of the fund based on the fund’s trading volume and market liquidity, and is generally lower if the fund has substantial trading volume and market liquidity, and higher if the fund has little trading volume and market liquidity (which is often the case for funds that are newly launched or small in size). The fund’s bid-ask spread may also be impacted by the liquidity of the underlying securities held by the fund, particularly for newly launched or smaller funds or in instances of significant volatility of the underlying securities. The fund’s investment results are measured based upon the daily NAV of the fund. Investors purchasing and selling shares in the secondary market may not experience investment results consistent with those experienced by those APs creating and redeeming shares directly with the fund at NAV. In addition, transactions by large shareholders may account for a large
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percentage of the trading volume on an exchange and may, therefore, have a material effect on the market price of the fund’s shares.
New fund risk. The fund is a new fund, with no operating history, which may result in additional risks for investors in the fund. There can be no assurance that the fund will grow to or maintain an economically viable size, in which case the fund's Board may determine to change the fund's investment objective or liquidate the fund. While shareholder interests will be the primary consideration, the fund's new investment objective may not match the interests and investing goals of individual shareholders, and the timing of any such change or liquidation may not be favorable to certain individual shareholders. New funds are also subject to the risk that one or more shareholders may hold a disproportionately large percentage of the fund's shares outstanding at any time, and the investment activities of any such shareholder could have a material impact on the fund.
Operational and technology risk. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations. For example, the fund’s or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted and operations may be disrupted (e.g., cyber-attacks, operational failures or broader disruptions may cause the release of private shareholder information or confidential fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the fund’s net asset value and impede trading). Market events and disruptions also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the fund’s operations.
While the fund and its service providers may establish business continuity and other plans and processes that seek to address the possibility of and fallout from cyber-attacks, disruptions or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as fund counterparties, issuers of securities held by the fund or other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future and there is no assurance that such plans and processes will be effective. Among other situations, disruptions (for example, pandemics or health crises) that cause prolonged periods of remote work or significant employee absences at the fund’s service providers could impact the ability to conduct the fund’s operations. In addition, the fund cannot directly control any cybersecurity plans and systems put in place by its service providers, fund counterparties, issuers of securities held by the fund or other market participants.
Cyber-attacks may include unauthorized attempts by third parties to improperly access, modify, disrupt the operations of, or prevent access to the systems of the fund’s service providers or counterparties, issuers of securities held by the fund or other market participants or data within them. In addition, power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
Cyber-attacks, disruptions, or failures may adversely affect the fund and its shareholders or cause reputational damage and subject the fund to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. In addition, cyber-attacks, disruptions, or failures involving a fund counterparty could affect such counterparty’s ability to meet its obligations to the fund, which may result in losses to the fund and its shareholders. Similar types of operational and technology risks are also present for issuers of securities held by the fund, which could have material adverse consequences for such issuers, and may cause the fund’s investments to lose value. Furthermore, as a result of cyber-attacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the fund being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments.
For example, the fund relies on various sources to calculate its NAV. Therefore, the fund is subject to certain operational risks associated with reliance on third party service providers and data sources. NAV calculation may be impacted by operational risks arising from factors such as failures in systems and technology. Such failures may result in delays in the calculation of the fund’s NAV and/or the inability to calculate NAV over extended time periods. The fund may be unable to recover any losses associated with such failures.
Authorized Participant concentration risk. The fund may have a limited number of financial institutions that may act as Authorized Participants (“APs”). Only APs who have entered into agreements with the fund’s distributor may engage in creation or redemption transactions directly with the fund (as described in the section of this Prospectus entitled “Buying and Selling Shares”). If those APs exit the business or are unable to process creation and/or redemption orders, (including in situations where APs have limited or diminished access to capital required to post collateral) and no other AP is able to step forward to create and redeem in either of these cases, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market).
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Counterparty risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.
Derivatives risk. Derivatives involve risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Risks associated with derivatives may include the risk that the derivative is not well correlated with the underlying asset, security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation, which risk may be heightened in derivative transactions entered into “over-the-counter” (i.e., not on an exchange or contract market); and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.
There is no guarantee that derivatives, to the extent employed, will have the intended effect, and their use could cause lower returns or even losses to the fund. The use of derivatives by the fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements.
Futures risk. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument on the settlement date or by payment of a cash settlement amount on the settlement date. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return and the potential loss from futures can exceed the fund’s initial investment in such contracts.
Securities lending risk. Securities lending involves the risk that the fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A delay in the recovery of loaned securities could interfere with the fund’s ability to vote proxies or settle transactions. Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times that may be appropriate to track the Underlying Index. The fund could also lose money in the event of a decline in the value of the collateral provided for the loaned securities, or a decline in the value of any investments made with cash collateral or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the securities.
Non-diversification risk. To the extent the fund becomes non-diversified under the 1940 Act, the fund may invest a greater portion of its assets in securities of individual issuers than it could if it were diversified under the 1940 Act. This means the fund could invest in securities of fewer issuers. As a result, the fund may be more susceptible to the risks associated with these particular issuers, or to a single economic, political or regulatory occurrence affecting these issuers. This may increase the fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the fund’s performance.
Other Policies and Risks
While the previous pages describe the main points of the fund’s strategy and risks, there are a few other matters to know about:
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Each of the policies described herein, including the investment objective and 80% investment policy of the fund, constitutes a non-fundamental policy that may be changed by the Board without shareholder approval. The fund’s 80% investment policy requires 60 days’ prior written notice to shareholders before it can be changed. Certain fundamental policies of the fund which can only be changed with shareholder approval are set forth in the SAI.
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Because the fund seeks to track its Underlying Index, the fund does not invest defensively and the fund will not invest in money market instruments or other short-term investments as part of a temporary defensive strategy to protect against potential market declines.
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The fund may borrow money from a bank up to a limit of 10% of the value of its assets, but only for temporary or emergency purposes.
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From time to time a third party, the Advisor and/or its affiliates may invest in the fund and hold its investment for a specific period of time in order for the fund to achieve size or scale. There can be no assurance that any such entity would not redeem its investment or that the size of the fund would be maintained at such levels. In order to comply with applicable law, it is possible that the Advisor or its affiliates, to the extent they are invested in the fund, may be required to redeem some or all of their ownership interests in the fund prematurely or at an inopportune time.
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Secondary market trading in fund shares may be halted by a stock exchange because of market conditions or other reasons. In addition, trading in fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules on the exchange or market. If a trading halt or unanticipated early closing of a stock exchange occurs, a shareholder may be unable to purchase or sell shares of the fund. There can be no assurance that the requirements necessary to maintain the listing or trading of fund shares will continue to be met or will remain unchanged or that shares will trade with any volume, or at all, in any secondary market. As with all other exchange traded securities, shares may be sold short and may experience increased volatility and price decreases associated with such trading activity.
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From time to time, the fund may have a concentration of shareholder accounts holding a significant percentage of shares outstanding. Investment activities of these shareholders could have a material impact on the fund. For example, the fund may be used as an underlying investment for other registered investment companies.
Portfolio Holdings Information
A description of DBX ETF Trust’s (“Trust”) policies and procedures with respect to the disclosure of the fund’s portfolio securities is available in the fund’s SAI. The holdings of the fund can be found at Xtrackers.com. Fund fact sheets provide information regarding the fund’s top holdings and may be requested by calling 1-844-851-4255.
Who Manages and Oversees the Fund
The Investment Advisor
DBX Advisors LLC (“Advisor”), with headquarters at 875 Third Avenue, New York, NY 10022, is the investment advisor for the fund. Under the oversight of the Board, the Advisor makes the investment decisions, buys and sells securities for the fund.
The Advisor is an indirect, wholly-owned subsidiary of DWS Group GmbH & Co. KGaA (“DWS Group”), a separate, publicly-listed financial services firm that is an indirect, majority-owned subsidiary of Deutsche Bank AG. Founded in 2010, the Advisor managed approximately $26.3 billion in 40 operational exchange-traded funds, as of May 31, 2025.
DWS represents the asset management activities conducted by DWS Group or any of its subsidiaries, including the Advisor and other affiliated investment advisors.
DWS is a global organization that offers a wide range of investing expertise and resources, including hundreds of portfolio managers and analysts and an office network that reaches the world’s major investment centers. This well- resourced global investment platform brings together a wide variety of experience and investment insight across industries, regions, asset classes and investing styles.
The Advisor may utilize the resources of its global investment platform to provide investment management services through branch offices or affiliates located outside the US. In some cases, the Advisor may also utilize its branch offices or affiliates located in the US or outside the US to perform certain services, such as trade execution, trade matching and settlement, or various administrative, back-office or other services. To the extent services are performed outside the US, such activity may be subject to both US and foreign regulation. It is possible that the jurisdiction in which the Advisor or its affiliate performs such services may impose restrictions or limitations on portfolio transactions that are different from, and in addition to, those in the US.
Management Fee. Under the Investment Advisory Agreement, the Advisor is responsible for substantially all expenses of the fund, including the cost of transfer agency, custody, fund administration, compensation paid to the Independent Board Members, legal, audit and other services, except for the fee payments to the Advisor under the Investment Advisory Agreement (also known as a “unitary advisory fee”), interest expense, acquired fund fees and expenses, taxes, brokerage expenses, distribution fees or expenses (if any), litigation expenses and other extraordinary expenses.
For its services to the fund, the Advisor receives an aggregate unitary advisory fee at the following annual rate as a percentage of the fund’s average daily net assets.
Fund Name	Fee
Xtrackers S&P 500 Diversified Sector Weight ETF	0.09%
A discussion regarding the basis for the Board's approval of the fund’s Investment Advisory Agreement will be contained in the fund’s annual financial statements and other information report for the period ended August 31, 2025. For information on how to obtain this report and other fund reports, see the back cover.
Multi-Manager Structure. The Advisor and the Trust may rely on an exemptive order (the “Order”) from the SEC that permits the Advisor to enter into investment sub-advisory agreements with unaffiliated and affiliated subadvisors without obtaining shareholder approval. The Advisor, subject to the review and approval of the Board, selects subadvisors for the fund and supervises, monitors and evaluates the performance of the subadvisor.
The Order also permits the Advisor, subject to the approval of the Board, to replace subadvisors and amend investment subadvisory agreements, including fees, without shareholder approval whenever the Advisor and the Board believe such action will benefit the fund and its shareholders. The Advisor thus has the ultimate responsibility (subject to the ultimate oversight of the Board) to recommend the hiring and replacement of subadvisors as well as the discretion to terminate any subadvisor and reallocate
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the fund’s assets for management among any other subadvisor(s) and itself. This means that the Advisor is able to reduce the subadvisory fees and retain a larger portion of the management fee, or increase the subadvisory fees and retain a smaller portion of the management fee. Pursuant to the Order, the Advisor is not required to disclose its contractual fee arrangements with any subadvisor. The Advisor compensates the subadvisor out of its management fee. The fund's sole initial shareholder approved the multi-manager structure described herein.
Management
The following Portfolio Managers are jointly and primarily responsible for the day-to-day management of the fund. Each Portfolio Manager functions as a member of a portfolio management team.
Patrick Dwyer, Vice President of DBX Advisors LLC, Director and Senior Portfolio Engineer & Team Lead, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
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Joined DWS in 2016 with 16 years of industry experience. Prior to joining DWS, he was the head of Northern Trust’s Equity Index, ETF, and Overlay portfolio management team in Chicago, managing portfolios for North American based clients. His time at Northern Trust included working in New York, Chicago, and in Hong Kong building a portfolio management desk. Prior to joining Northern Trust in 2003, he participated in the Deutsche Asset Management graduate training program. He rotated through the domestic fixed income and US structured equity fund management groups.
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Lead Equity Portfolio Manager, US Passive Equities: New York.
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BS in Finance, Rutgers University.
Shlomo Bassous, Vice President of DBX Advisors LLC and Senior Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
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Joined DWS in 2017 with 12 years of industry experience. Prior to joining DWS, Mr. Bassous served as Portfolio Manager at Northern Trust Asset Management where he managed equity portfolios across a variety of global benchmarks. While at Northern Trust, he spent several years in Chicago, London and Hong Kong where he managed portfolios on behalf of institutional clients in North America, Europe, the Middle East and Asia. Before joining Northern Trust in 2007, he worked at The Bank of New York Mellon and Morgan Stanley in a variety of roles supporting equity trading and portfolio management.
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Portfolio Manager for Equities, Passive Asset Management: New York.
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BS in Finance, Sy Syms School of Business, Yeshiva University.
Ashif Shaikh, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
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Joined DWS in 2008 with six years of industry experience. Prior to joining DWS, Mr. Shaikh served in operations and technology roles at UBS and Prudential Financial.
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Portfolio Engineer, Xtrackers: New York.
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BS in Management Information Systems, New Jersey Institute of Technology; MBA, Rutgers University.
Daniel Park, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2025.
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Joined DWS in 2014. Prior to managing the fund, he served as a Portfolio Manager on our Multi-Asset Solutions team.
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Portfolio Engineer, Xtrackers: New York.
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BA in Economics, University of Bonn; MSc in International Business, Maastricht University.
The fund’s Statement of Additional Information provides additional information about a portfolio manager’s investments in the fund, a description of the portfolio management compensation structure and information regarding other accounts managed.
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Investing in the Fund
Additional shareholder information, including how to buy and sell shares of the fund, is available free of charge by calling toll-free: 1-844-851-4255 or visiting our website at Xtrackers.com.
Buying and Selling Shares
Shares of the fund are listed for trading on a national securities exchange during the trading day. Shares can be bought and sold throughout the trading day at market prices like shares of other publicly-traded companies. The Trust does not impose any minimum investment for shares of the fund purchased on an exchange. Buying or selling fund shares involves two types of costs that may apply to all securities transactions. When buying or selling shares of the fund through a broker, you will likely incur a brokerage commission or other charges determined by your broker. In addition, you may incur the cost of the “spread” – that is, any difference between the bid price and the ask price. The commission is frequently a fixed amount and may be a significant proportional cost for investors seeking to buy or sell small amounts of shares. The spread varies over time for shares of the fund based on its trading volume and market liquidity, and is generally lower if the fund has a lot of trading volume and market liquidity and higher if the fund has little trading volume and market liquidity.
Shares of the fund may be acquired or redeemed directly from the fund only in Creation Units or multiples thereof, as discussed in the section of this Prospectus entitled “Creations and Redemptions.” Only an AP may engage in creation or redemption transactions directly with the fund. Once created, shares of the fund generally trade in the secondary market in amounts less than a Creation Unit.
The Board has evaluated the risks of market timing activities by the fund’s shareholders. The Board noted that shares of the fund can only be purchased and redeemed directly from the fund in Creation Units by APs and that the vast majority of trading in the fund’s shares occurs on the secondary market. Because the secondary market trades do not involve the fund directly, it is unlikely those trades would cause many of the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the fund’s trading costs and the realization of capital gains. With regard to the purchase or redemption of
Creation Units directly with the fund, to the extent effected in-kind (i.e., for securities), such trades do not cause any of the harmful effects (as previously noted) that may result from frequent cash trades. To the extent trades are effected in whole or in part in cash, the Board noted that such trades could result in dilution to the fund and increased transaction costs, which could negatively impact the fund’s ability to achieve its investment objective. However, the Board noted that direct trading by APs is critical to ensuring that the fund’s shares trade at or close to NAV. In addition, the fund imposes both fixed and variable transaction fees on purchases and redemptions of fund shares to cover the custodial and other costs incurred by the fund in effecting trades. These fees increase if an investor substitutes cash in part or in whole for securities, reflecting the fact that the fund’s trading costs increase in those circumstances. Given this structure, the Board determined that with respect to the fund it is not necessary to adopt policies and procedures to detect and deter market timing of the fund’s shares.
Investments in the fund by other registered investment companies are subject to certain limitations imposed by the 1940 Act. Such registered investment companies may invest in the fund beyond the applicable limitations imposed by the 1940 Act pursuant to the terms and conditions of a rule enacted by the SEC, which includes a requirement that such registered investment companies enter into an agreement with the Trust.
Shares of the fund trade on the exchange and under the ticker symbol as shown in the table below.
Fund name	Ticker Symbol	Stock Exchange
Xtrackers S&P 500 Diversified Sector Weight ETF	SPXD	NASDAQ
Book Entry
Shares of the fund are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding shares of the fund and is recognized as the owner of all shares for all purposes.
Investors owning shares of the fund are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for shares of the fund.
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DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book-entry or “street name” form.
Share Prices
The trading prices of the fund’s shares in the secondary market generally differ from the fund’s daily NAV per share and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of shares of the fund, also known as the “indicative optimized portfolio value” (“IOPV”), is disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund’s shares are listed or by market data vendors or other information providers. The IOPV is based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit. The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the fund at a particular point in time nor the best possible valuation of the current portfolio. Therefore, the IOPV should not be viewed as a “real-time” update of the NAV, which is computed only once a day. The IOPV is generally determined by using both current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the fund. The quotations of certain fund holdings may not be updated during US trading hours if such holdings do not trade in the US. The fund is not involved in, or responsible for, the calculation or dissemination of the IOPV and makes no representation or warranty as to its accuracy.
Determination of Net Asset Value
The NAV of the fund is generally determined once daily Monday through Friday generally as of the regularly scheduled close of business of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern time) on each day that the NYSE is open for trading, provided that (a) any fund assets or liabilities denominated in currencies other than the US dollar are translated into US dollars at the prevailing market rates on the date of valuation as quoted by one or more data service providers (as detailed below) and (b) US fixed-income assets may be valued as of the announced closing time for trading in fixed-income instruments in a particular market or exchange. NAV is calculated by deducting all of the fund’s liabilities from the total value of its assets and dividing the result by the number of shares outstanding, rounding to the nearest cent. All valuations are subject to review by the Trust’s Board or its delegate.
The Trust’s Board has designated the Advisor as the valuation designee for the fund pursuant to Rule 2a-5 under the 1940 Act. The Advisor’s Pricing Committee typically values securities using readily available market quotations or prices supplied by independent pricing services (which are considered fair values under Rule 2a-5).
The Advisor has adopted and the Trust's Board has approved fair valuation procedures for the fund. Under these fair valuation procedures, the Advisor provides methodologies for fair valuing securities when pricing service prices or market quotations are not readily available, including when a security’s value or a meaningful portion of the value of the fund’s portfolio is believed to have been materially affected by a significant event such as a natural disaster, an economic event like a bankruptcy filing, or a substantial fluctuation in domestic or foreign markets that has occurred between the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) and the close of the New York Stock Exchange. In such a case, the fund’s value for a security is likely to be different from the last quoted market price or pricing service prices. Due to the subjective and variable nature of fair value pricing, it is possible that the value determined for a particular asset may be materially different from the value realized upon such asset’s sale. In addition, fair value pricing could result in a difference between the prices used to calculate the fund’s NAV and the prices used by the fund’s Underlying Index. This may adversely affect the fund’s ability to track its Underlying Index.
Creations and Redemptions
Prior to trading in the secondary market, shares of the fund are “created” at NAV by market makers, large investors and institutions only in block-size Creation Units of 10,000 shares or multiples thereof (“Creation Units”). The size of a Creation Unit will be subject to change. Each “creator” or AP (which must be a DTC participant) enters into an authorized participant agreement (“Authorized Participant Agreement”) with the fund's distributor, ALPS Distributors, Inc. (the “Distributor”), subject to acceptance by the Transfer Agent. Only an AP may create or redeem Creation Units. Creation Units generally are issued and redeemed in exchange for a specific basket of securities approximating the holdings of the fund and a designated amount of cash. The fund may pay out a portion of its redemption proceeds in cash rather than through the in-kind delivery of portfolio securities. Except when aggregated in Creation Units, shares are not redeemable by the fund. The prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in a form described in the Authorized Participant Agreement.
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Additional information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the SAI.
The fund intends to comply with the US federal securities laws in accepting securities for deposits and satisfying redemptions with redemption securities, including that the securities accepted for deposits and the securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (“1933 Act”). Further, an AP that is not a “qualified institutional buyer,” as such term is defined under Rule 144A under the 1933 Act, will not be able to receive fund securities that are restricted securities eligible for resale under Rule 144A.
Authorized Participants and the Continuous Offering of Shares
Because new shares may be created and issued on an ongoing basis, at any point during the life of the fund a “distribution,” as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject to the prospectus delivery and liability provisions of the 1933 Act. Any determination of whether one is an underwriter must take into account all the relevant facts and circumstances of each particular case.
Broker-dealers should also note that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the 1933 Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the 1933 Act is available only with respect to transactions on a national securities exchange.
Certain affiliates of the fund and the Advisor may purchase and resell fund shares pursuant to this Prospectus.
Transaction Fees
APs are charged standard creation and redemption transaction fees to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units. Purchasers and redeemers of Creation Units for cash are required to pay an additional variable charge (up to a maximum of 2% for redemptions, including the standard redemption fee) to compensate for brokerage and market impact expenses. The standard creation and redemption transaction fee for the fund is set forth in the table below. The maximum redemption fee, as a percentage of the amount redeemed, is 2%.
Fund Name	Fee
Xtrackers S&P 500 Diversified Sector Weight ETF	$750
Dividends and Distributions
General Policies. Dividends from net investment income, if any, are generally declared and paid quarterly by the fund. Distributions of net capital gains, if any, generally are declared and paid once a year, but the Trust may make distributions on a more frequent basis for the fund. The Trust reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve the fund’s status as a regulated investment company (“RIC”) or to avoid imposition of income or excise taxes on undistributed income or gains.
Dividends and other distributions on shares of the fund are distributed on a pro rata basis to beneficial owners of such shares. Dividend payments are made through DTC participants and indirect participants to beneficial owners as of the record date with proceeds received from the fund.
Dividend Reinvestment Service. No dividend reinvestment service is provided by the Trust. Broker-dealers may make available the DTC book-entry Dividend Reinvestment Service for use by beneficial owners of the fund for reinvestment of their dividend distributions. Beneficial owners should contact their broker to determine the availability and costs of the service and the details of participation therein. Brokers may require beneficial owners to adhere to specific procedures and timetables. If this service is available and used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole shares of the fund purchased in the secondary market. Taxable dividend distributions will be subject to US federal income tax whether received in cash or reinvested in additional shares.
Taxes
As with any investment, you should consider how your investment in shares of the fund will be taxed. The US federal income tax information in this Prospectus is provided as general information only. You should consult your own tax professional about the tax consequences of an investment in shares of the fund.
Unless your investment in fund shares is made through a tax-exempt entity or tax-advantaged retirement account, such as an IRA, you need to be aware of the possible tax consequences when the fund makes distributions or you sell fund shares.
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US Federal Income Tax on Distributions
Distributions from the fund’s net investment income (other than qualified dividend income), including distributions of income from securities lending and distributions out of the fund’s net short-term capital gains, if any, are taxable to you as ordinary income for US federal income tax purposes. Distributions by the fund of net long-term capital gains in excess of net short-term capital losses (capital gain dividends) are taxable for US federal income tax purposes to non-corporate shareholders as long-term capital gains, regardless of how long the shareholders have held such fund’s shares. Distributions by the fund of qualified dividend income that it receives are taxable to non-corporate shareholders at long-term capital gain rates. The maximum individual US federal income tax rate applicable to “qualified dividend income” and long-term capital gains is 20%. As discussed below, an additional 3.8% Medicare tax may also apply to certain non-corporate shareholders’ distributions from the fund.
A non-corporate shareholder may be eligible to treat qualified dividend income received by the fund as qualified dividend income when distributed to the non-corporate shareholder if the shareholder satisfies certain holding period and other requirements. Generally, qualified dividend income includes dividend income from taxable US corporations and qualified non-US corporations, provided that the fund satisfies certain holding period and other requirements in respect of the stock of such corporations and has not hedged its position in the stock in certain ways. For this purpose, a qualified non-US corporation means any non-US corporation that is incorporated in a possession of the United States or eligible for benefits under a comprehensive income tax treaty with the United States which includes an exchange of information program or if the stock with respect to which the dividend was paid is readily tradable on an established United States security market. The term excludes a corporation that is a passive foreign investment company.
For a dividend to be treated as qualified dividend income, the dividend must be received with respect to a share of stock held without being hedged by the fund, and to a share of the fund held without being hedged by the shareholder receiving the dividend, for 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend or in the case of certain preferred stock 91 days during the 181-day period beginning 90 days before such date.
The fund's use of derivatives, if any, may affect the amount, timing and character of distributions to shareholders and, therefore, may increase the amount of taxes payable by shareholders.
In general, your distributions are treated for US federal income tax purposes as received in the year during which they are paid. Certain distributions actually paid in January, however, may be treated as received and paid on December 31 of the prior year.
Distributions in excess of the fund’s current and accumulated earnings and profits will, as to each shareholder, be treated for US federal income tax purposes as a tax-free return of capital to the extent of the shareholder’s basis in his, her or its shares of the fund, and generally as a capital gain thereafter. Because a return of capital distribution will reduce the shareholder’s cost basis in his, her or its shares, a return of capital distribution may result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold.
The previous discussion applies to beneficial owners of shares of the fund that are “United States persons” under the Internal Revenue Code of 1986, as amended, other than partnerships. If you are neither a resident nor a citizen of the United States or if you are a non-US entity, the fund’s ordinary income dividends (which include distributions of net short term capital gains) will generally be subject to a 30% US withholding tax, unless a lower treaty rate applies or unless such income is effectively connected with a US trade or business, provided that withholding tax will generally not apply to any gain or income recognized by a non-US shareholder in respect of any distributions of long-term capital gains or upon the sale or other disposition of shares of the fund unless the non-US shareholder is an individual who is present in the United States for 183 days or more during the taxable year.
Dividends and interest received by the fund with respect to non-US securities may give rise to withholding and other taxes imposed by non-US countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the total value of the fund at the close of a year consists of stocks or securities in non-US corporations, the fund may “pass through” to you certain non-US income taxes (including withholding taxes) paid by the fund. This means that you would be considered to have received as additional gross income your share of such non-US taxes, but you may, in such case, be entitled to either a corresponding tax deduction or a credit in calculating your US federal income tax, subject in both cases to certain limitations.
If you are a resident or a citizen of the United States, by law, back-up withholding (currently at a rate of 24%) will apply to your distributions and proceeds if you have not provided a taxpayer identification number or social security number and made other required certifications or if you are otherwise subject to back-up withholding.
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US Federal Income Tax when Shares are Sold
Currently, any capital gain or loss realized upon a sale of fund shares is generally treated as a long-term gain or loss if the shares have been held for more than one year. Any capital gain or loss realized upon a sale of fund shares held for one year or less is generally treated as short-term gain or loss, except that any capital loss on the sale of shares held for six months or less is treated as long-term capital loss to the extent that capital gain dividends were paid (or treated as paid) with respect to such shares. Your ability to deduct capital losses may be limited.
Medicare Tax
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the fund and net gains from redemptions or other taxable dispositions of fund shares) of US individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
The foregoing discussion summarizes some of the consequences under current US federal income tax law of an investment in the fund. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on fund distributions and sales of shares. Consult your personal tax advisor about the potential tax consequences of an investment in shares of the fund under all applicable tax laws.
Distribution
The Distributor distributes Creation Units for the fund on an agency basis. The Distributor does not maintain a secondary market in shares of the fund. The Distributor has no role in determining the policies of the fund or the securities that are purchased or sold by the fund. The Distributor’s principal address is 1290 Broadway, Suite 1000, Denver, Colorado 80203.
The Advisor and/or its affiliates may pay additional compensation, out of their own assets and not as an additional charge to the fund, to selected affiliated and unaffiliated brokers, dealers, participating insurance companies or other financial intermediaries (“financial representatives”) in connection with the sale and/or distribution of fund shares or the retention and/or servicing of fund investors and fund shares (“revenue sharing”). For example, the Advisor and/or its affiliates may compensate financial representatives for providing the fund with “shelf space” or access to a third party platform or fund offering list or other marketing programs, including, without limitation, inclusion of the fund on preferred or recommended sales lists, fund “supermarket” platforms and other formal sales programs; granting the Advisor and/or its affiliates access to the financial representative’s sales force; granting the
Advisor and/or its affiliates access to the financial representative’s conferences and meetings; assistance in training and educating the financial representative’s personnel; and obtaining other forms of marketing support.
The level of revenue sharing payments made to financial representatives may be a fixed fee or based upon one or more of the following factors: gross sales, current assets and/or number of accounts of the fund attributable to the financial representative, the particular fund or fund type or other measures as agreed to by the Advisor and/or its affiliates and the financial representatives or any combination thereof. The amount of these revenue sharing payments is determined at the discretion of the Advisor and/or its affiliates from time to time, may be substantial, and may be different for different financial representatives based on, for example, the nature of the services provided by the financial representative.
Receipt of, or the prospect of receiving, additional compensation may influence your financial representative’s recommendation of the fund. You should review your financial representative’s compensation disclosure and/or talk to your financial representative to obtain more information on how this compensation may have influenced your financial representative’s recommendation of the fund. Additional information regarding these revenue sharing payments is included in the fund’s Statement of Additional Information, which is available to you on request at no charge (see the back cover of this Prospectus for more information on how to request a copy of the Statement of Additional Information).
It is possible that broker-dealers that execute portfolio transactions for the fund will also sell shares of the fund to their customers. However, the Advisor will not consider the sale of fund shares as a factor in the selection of broker-dealers to execute portfolio transactions for the fund. Accordingly, the Advisor has implemented policies and procedures reasonably designed to prevent its traders from considering sales of fund shares as a factor in the selection of broker-dealers to execute portfolio transactions for the fund. In addition, the Advisor and/or its affiliates will not use fund brokerage to pay for their obligation to provide additional compensation to financial representatives as described above.
Premium/Discount Information
Information regarding how often shares of the fund traded on the NASDAQ Stock Market at a price above (i.e., at a premium) or below (i.e., at a discount) the NAV of the fund can be found at Xtrackers.com (the website does not form a part of this prospectus).
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Financial Highlights
Because the fund is newly offered, financial highlights information is not available.
Prospectus June 18, 2025	22	Financial Highlights

Appendix
Index Provider and License
S&P Dow Jones Indices (“S&P”) is a leading provider of global indexes and benchmark related products and services to investors worldwide. S&P is not affiliated with the Trust, the Advisor, The Bank of New York Mellon, the Distributor or any of their respective affiliates.
The Advisor has entered into a license agreement with S&P to use the Underlying Index. All license fees are paid by the Advisor out of its own resources and not the assets of the fund.
Disclaimers
The S&P 500 Diversified Sector Weight Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by the Advisor. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Advisor. It is not possible to invest directly in an index. The fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the fund or any member of the public regarding the advisability of investing in securities generally or in the fund particularly or the ability of the Underlying Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to the Advisor with respect to the Underlying Index is the licensing of the Underlying Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Underlying Index is determined, composed and calculated by S&P Dow Jones Indices without regard to the Advisor or the fund. S&P Dow Jones Indices have no obligation to take the needs of the Advisor or the owners of the fund into consideration in determining, composing or calculating the Underlying Index. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the fund. There is no assurance that investment products based on the Underlying Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisor, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE UNDERLYING INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE ADVISOR, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE ADVISOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Prospectus June 18, 2025	23	Appendix

Shares of the fund are not sponsored, endorsed or promoted by The Nasdaq Stock Market, LLC (“NASDAQ Stock Market”). NASDAQ Stock Market makes no representation or warranty, express or implied, to the owners of the shares of the fund or any member of the public regarding the ability of the fund to track the total return performance of the Underlying Index or the ability of the Underlying Index to track stock market performance. NASDAQ Stock Market is not responsible for, nor has it participated in, the determination of the compilation or the calculation of the Underlying Index, nor in the determination of the timing of, prices of, or quantities of shares of the fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. NASDAQ Stock Market has no obligation or liability to owners of the shares of the fund in connection with the administration, marketing or trading of the shares of the fund.
NASDAQ Stock Market does not guarantee the accuracy and/or the completeness of the Underlying Index or any data included therein. NASDAQ Stock Market makes no warranty, express or implied, as to results to be obtained by the Trust on behalf of the fund as licensee, licensee’s customers and counterparties, owners of the shares of the fund, or any other person or entity from the use of the Underlying Index or any data included therein in connection with the rights licensed as described herein or for any other use. NASDAQ Stock Market makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall NASDAQ Stock Market have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.
The Advisor does not guarantee the accuracy or the completeness of the Underlying Index or any data included therein and the Advisor shall have no liability for any errors, omissions or interruptions therein.
The Advisor makes no warranty, express or implied, to the owners of shares of the fund or to any other person or entity, as to results to be obtained by the fund from the use of the Underlying Index or any data included therein. The Advisor makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall the Advisor have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.
Prospectus June 18, 2025	24	Appendix

FOR MORE INFORMATION:
XTRACKERS.COM
1-844-851-4255
Additional information about the fund's investments is available in the fund's annual and semi-annual reports to shareholders and in Form N-CSR. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected fund performance during its last fiscal year. In Form N-CSR, you will find the fund's annual and semi-annual financial statements. Copies of the prospectus, SAI and recent shareholder and other fund reports, when available, can be found on our website at Xtrackers.com. For more information about the fund, you may request a copy of the SAI. The SAI provides detailed information about the fund and is incorporated by reference into this prospectus. This means that the SAI, for legal purposes, is a part of this prospectus.
If you have any questions about the Trust or shares of the fund or you wish to obtain the SAI or a shareholder or other fund report free of charge, please:
Call:	1-844-851-4255 (toll free) Monday through Friday 8:30 a.m. to 6:30 p.m. (Eastern time) E-mail: dbxquestions@list.db.com
Write:	DBX ETF Trust c/o ALPS Distributors, Inc. 1290 Broadway, Suite 1000 Denver, Colorado 80203
Information about the fund (including the SAI), reports and other information about the fund (such as fund financial statements) are available on our website at Xtrackers.com and on the EDGAR Database on the SEC’s website at sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. The fund's recent shareholder reports and financial statements are also in the fund's annual and semi-annual filings with the SEC on Form N-CSR, which are available on the EDGAR Database on the SEC's website at sec.gov.
Householding is an option available to certain fund investors. Householding is a method of delivery, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Please contact your broker-dealer if you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, or if you are currently enrolled in householding and wish to change your householding status.
No person is authorized to give any information or to make any representations about the fund and their shares not contained in this prospectus and you should not rely on any other information. Read and keep the prospectus for future reference.

Investment Company Act File No.: 811-22487

(06/18/25) SPXD-1

Statement of Additional Information
June 18, 2025
DBX ETF TRUST
Xtrackers S&P 500 Diversified Sector Weight ETF
NASDAQ:SPXD
This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectus for the fund dated June 18, 2025, as supplemented, a copy of which may be obtained without charge by calling 1-844-851-4255; by visiting Xtrackers.com (the Web site does not form a part of this SAI); or by writing to the Trust’s distributor, ALPS Distributors, Inc. (the “Distributor”), 1290
Broadway, Suite 1000, Denver, Colorado 80203. This SAI is incorporated by reference into the prospectus.
This SAI is divided into two Parts—Part I and Part II. Part I contains information that is specific to the fund, while Part II contains information that generally applies to each of the funds in the Xtrackers funds.

Statement of Additional Information (SAI)—Part I

Part I
Definitions
“1933 Act” – the Securities Act of 1933, as amended
“1934 Act” – the Securities Exchange Act of 1934, as amended
“1940 Act” – the Investment Company Act of 1940, as amended
“Administrator” or “Custodian” or “Transfer Agent” or “BNY” – The Bank of New York Mellon, 240 Greenwich Street, New York, New York 10286
“Advisor” or “DBX” – DBX Advisors LLC, 875 Third Avenue, New York, New York 10022
“ALPS” or “Distributor” – ALPS Distributors, Inc., 1290 Broadway, Suite 1000, Denver, Colorado 80203
“Board” – Board of Trustees of the Trust
“Board Members” – Members of the Board of Trustees of the Trust
“Business Day” – any day on which the Exchange on which the fund is listed for trading is open for business
“Cash Component” – deposit of a specified cash payment
“Creation Units” – shares that have been aggregated into blocks
“Code” – the Internal Revenue Code of 1986, as amended
“DTC” – Depository Trust Company
“DWS” – refers to the asset management activities conducted by DWS Group GmbH & Co. KGaA or any of its subsidiaries, including the Advisor and other affiliated investment advisors
“DWS Group” – a separate, publicly-listed financial services firm that is an indirect, majority-owned subsidiary of Deutsche Bank AG.
“ETF” – exchange-traded fund
“Exchange” – Nasdaq Stock Market
“Fitch” – Fitch Ratings, an NRSRO
“Fund Legal Counsel” – Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois 60601
“fund” or “series” – Xtrackers S&P 500 Diversified Sector Weight ETF
“Independent Board Members” – Board Members who are not interested persons (as defined in the 1940 Act) of the fund, the investment advisor or the distributor
“Independent Registered Public Accounting Firm” – Ernst & Young LLP, One Manhattan West, New York, New York, 10001
“Independent Trustee Legal Counsel” – K&L Gates LLP, 1601 K Street, NW, Washington, DC 20006
“IOPV” – Indicative Optimized Portfolio Value
“Moody’s” – Moody’s Investors Service, Inc., an NRSRO
“NRSRO” – a nationally recognized statistical rating organization
“SEC” – the Securities and Exchange Commission
“Shares” – shares of beneficial interest registered under the 1933 Act
“Trust” – DBX ETF Trust
“Underlying Index” – a specified benchmark index
“Unitary Advisory Fee” – fee payable to the Advisor for its services under the Investment Advisory Agreement with the fund and the Advisor’s commitment to pay substantially all expenses of the fund, including the cost of transfer agency, custody, fund administration, compensation paid to the Independent Board Members, legal, audit and other services, except for the fee payments to the Advisor under the Investment Advisory Agreement, interest expense, acquired fund fees and expenses, taxes, brokerage expenses, distribution fees or expenses (if any), litigation expenses and other extraordinary expenses
“Xtrackers funds” – the US registered investment companies advised by DBX

Fund Organization
DBX ETF Trust was organized as a Delaware statutory trust on October 7, 2010 and is authorized to have multiple series or portfolios. The Trust is an open-end management investment company registered with the SEC under the 1940 Act. Additional information about the Trust is set forth in Part II under “Fund Organization.”
Management of the Fund
Board Members and Officers’ Identification and Background
The identification and background of the Board Members and officers are set forth in Part II—Appendix II-A.
Board Committees and Compensation
Compensation paid to the Independent Board Members, for certain specified periods is set forth in Part I—
Appendix I-C. Information regarding the committees of the Board is set forth in Part I—Appendix I-B.
Board Member Share Ownership and Control Persons
Information concerning the ownership of fund shares by Board Members and officers, as a group, as well as the dollar range value of each Board Member’s share ownership in the fund and, on an aggregate basis, in all Xtrackers funds overseen by them, by investors who control the fund, if any, and by investors who own 5% or more of fund shares, if any, is set forth in Part I—
Appendix I-A.
Portfolio Management
Information regarding the fund’s portfolio managers, including other accounts managed, compensation, ownership of fund shares and possible conflicts of interest, is set forth in Part I—Appendix I-D and Part II – Appendix II-B.
Service Provider Compensation
Compensation paid by the fund for investment advisory services and other expenses through the Unitary Advisory Fee is set forth in Part I—Appendix I-E. The service provider compensation is not applicable to new funds that have not completed a fiscal reporting period. Fee rates are included in Part II – Appendix II-C.
Portfolio Transactions, Brokerage Commissions and Securities Lending Activities
Portfolio Turnover
The portfolio turnover rates for the two most recent fiscal years are set forth in Part I—Appendix I-F. This section does not apply to new funds that have not completed a fiscal reporting period.
Brokerage Commissions
Total brokerage commissions paid by the fund for the three most recent fiscal years are set forth in Part I—
Appendix I-F. This section does not apply to new funds that have not completed a fiscal reporting period.
The fund's policy with respect to portfolio transactions and brokerage is set forth under “Portfolio Transactions” in Part II of this SAI.
Securities Lending Activities
Information regarding securities lending activities of the fund, if any, during its most recent fiscal year is set forth in Part I—Appendix I-H.
Additional information regarding securities lending in general is set forth under “Lending of Portfolio Securities” in Part II of this SAI.
Investments
Investments, Practices and Techniques, and Risks
Part I—Appendix I-G includes a list of the investments, practices and techniques, and risks which the fund may employ (or be subject to) in pursuing its investment objective. Part II—Appendix II-E includes a description of these investments, practices and techniques, and risks.
Investment Restrictions
It is possible that certain investment practices and/or techniques may not be permissible for a fund based on its investment restrictions, as described herein.

Diversification Status. The fund is currently classified as a diversified fund. In reliance on no-action relief furnished by the SEC, the fund may be diversified or non-diversified at any given time, based on the composition of the index that the fund seeks to track.
Currently, under the 1940 Act, for a fund to be classified as a diversified investment company, at least 75% of the value of the fund’s total assets must be represented by cash and cash items (including receivables), government securities, securities of other investment companies, and securities of other issuers, which for the purposes of this calculation are limited in respect of any one issuer to an amount (valued at the time of investment) not greater in value than 5% of the fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer.
Fundamental Policies
The following fundamental policies may not be changed without the approval of a majority of the outstanding voting securities of the fund which, under the 1940 Act and the rules thereunder and as used in this SAI, means the lesser of (1) 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy, or (2) more than 50% of the outstanding voting securities of the fund.
As a matter of fundamental policy, the fund may not do any of the following:
(1)
concentrate its investments (i.e., invest 25% or more of its total assets in the securities of a particular industry or group of industries), except that the fund will concentrate to the extent that its underlying index concentrates in the securities of such particular industry or group of industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political sub-divisions are not considered to be issued by members of any industry;
(2)
borrow money, except that (i) the fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities; and (ii) the fund may, to the extent consistent with its investment policies, enter into repurchase agree ments, reverse repurchase agreements, forward roll transactions and similar investment strategies and techniques; to the extent that it engages in transactions described in (i) and (ii), the fund will be limited so that no more than 33 1/3% of the value of its total assets (including the amount borrowed) is derived from such transactions. Any borrowings which come to exceed this amount will be reduced in accordance with applicable law;
(3)
issue any senior security, except as permitted under the 1940 Act, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time;
(4)
make loans, except as permitted under the 1940 Act, as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time;
(5)
purchase or sell real estate unless acquired as a result of ownership of securities or other investments (but this restriction shall not prevent the fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts (but this restriction shall not prevent the fund from trading in futures contracts and options on futures contracts, including options on currencies to the extent consistent with the fund’s investment objectives and policies); or
(6)
engage in the business of underwriting securities issued by other persons except, to the extent that the fund may technically be deemed to be an underwriter under the 1933 Act, the disposing of portfolio securities.
For purposes of the concentration policy in investment restriction (1), municipal securities with payments of principal or interest backed by the revenue of a specific project are considered to be issued by a member of the industry which includes such specific project.
Under the 1940 Act, a senior security does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of a fund at the time the loan is made (a loan is presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed).

Under the 1940 Act, an investment company may only make loans if expressly permitted by its investment policies.
Non-Fundamental Policies
The Board has adopted certain additional non-fundamental policies and restrictions which are observed in the conduct of the fund’s affairs. They differ from fundamental investment policies in that they may be changed or amended by action of the Board without requiring prior notice to, or approval of, the shareholders.
As a matter of non-fundamental policy, the fund may not do any of the following:
(1)
sell securities short, unless the fund owns or has the right to obtain securities equivalent in-kind and amount to the securities sold short at no added cost, and provided that transactions in options, futures contracts, options on futures contracts or other derivative instruments are not deemed to constitute selling securities short;
(2)
purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions; and provided that margin deposits in connection with futures contracts, options on futures contracts or other derivative instruments shall not constitute purchasing securities on margin;
(3)
purchase securities of open-end or closed-end investment companies except in compliance with the 1940 Act;
(4)
invest in direct interests in oil, gas or other mineral exploration programs or leases; however, the fund may invest in the securities of issuers that engage in these activities; and
(5)
invest in illiquid securities if, as a result of such investment, more than 15% of the fund’s net assets would be invested in illiquid securities.
If any percentage restriction described above is complied with at the time of investment, a later increase or decrease in percentage resulting from any change in value or total or net assets will not constitute a violation of such restriction, except that fundamental limitation (2) will be observed continuously in accordance with applicable law.
For purposes of non-fundamental policy (5), an illiquid security is any investment that the fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days without the sale or disposition significantly changing the market value of the investment.
The fund has adopted a non-fundamental investment policy such that the fund may invest in shares of other open-end management investment companies or unit investment trusts subject to the limitations of Section 12(d)(1) of the 1940 Act, including the rules, regulations and exemptive orders obtained thereunder; provided, however, that if the fund has knowledge that its Shares are purchased by another investment company investor in reliance on the provisions of subparagraphs (F) or (G) of Section 12(d)(1) of the 1940 Act, the fund will not acquire any securities of other open-end management investment companies or unit investment trusts in reliance on the provisions of subparagraphs (F) or (G) of Section 12(d)(1) of the 1940 Act.
Taxes
Important information concerning the tax consequences of an investment in the fund is contained in Part II—
Appendix II-F.
Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements
Ernst & Young LLP, One Manhattan West, New York, New York, 10001. Ernst & Young LLP serves as the fund's independent registered public accounting firm. As such, it audits the fund's financial statements and provides other audit, tax and related services.
Because the fund had not commenced operations as of the date of this SAI, no financial statements are available.
Additional Information
For information on exchange, CUSIP number and fund fiscal year end information, see Part I—Appendix I-I.

Part I: Appendix I-A—Board Member Share Ownership and Control Persons
Board Member Share Ownership in the fund
The following tables show the dollar range of equity securities beneficially owned by each current Board Member in the fund and in Xtrackers funds as of December 31, 2024.
Dollar Range of Beneficial Ownership(1)
Board Member	Xtrackers S&P 500 Diversified Sector Weight ETF
Stephen R. Byers	None
George O. Elston	None
J. David Officer	None
(1) The fund is newly offered; therefore, shares of the fund were not available for purchase as of June 18, 2025.
Aggregate Dollar Range of Beneficial Ownership(1)
Funds Overseen by Board Member in the Xtrackers Funds
Independent Board Member:
Stephen R. Byers	None
George O. Elston	None
J. David Officer	$50,001 - $100,000
(1)
The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.
Ownership in Securities of the Advisor and Related Companies
As reported to the fund, the information in the table below reflects ownership by the current Independent Board Members and their immediate family members of certain securities as of December 31, 2024. An immediate family member can be a spouse, children residing in the same household, including step and adoptive children, and any dependents. The securities represent ownership in the Advisor or Distributor and any persons (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Advisor or Distributor (including Deutsche Bank AG and DWS Group).
Independent Board Member	Owner and Relationship to Board Member	Company	Title of Class	Value of Securities on an Aggregate Basis	Percent of Class on an Aggregate Basis
Stephen R. Byers		None
George O. Elston		None
J. David Officer		None
Control Persons and Principal Holders of Securities
Following the creation of the initial Creation Unit(s) of Shares of the fund and immediately prior to the commencement of trading in the fund’s Shares, a holder of Shares may be a “control person” of the fund, as defined in the 1940 Act. The fund cannot predict the length of time for which one or more Shareholders may remain a control person of the fund.
The fund is a new fund, and therefore there is no information concerning the beneficial ownership of shares.

Part I: Appendix I-B—Board Committees and Meetings
Board Leadership, Structure and Oversight Responsibilities
Board Structure. The Board of the Xtrackers funds is responsible for oversight of the funds, including oversight of the duties performed by the Advisor for the funds under the investment advisory agreement (the “Investment Advisory Agreement”). The Board generally meets in regularly-scheduled meetings four times a year and may meet more often as required.
Mr. Byers serves as Chairperson of the Board. The Board is comprised of Independent Board Members. The Independent Board Members are advised by Independent Trustee Legal Counsel and are represented by such Independent Trustee Legal Counsel at Board and committee meetings. The chairpersons of the Audit Committee and Nominating Committee (each of which consists solely of Independent Board Members) serve as liaisons between the Advisor and other service providers and the other Independent Board Members. Each such chairperson is an Independent Board Member.
The Board regularly reviews its committee structure and membership and believes that its current structure is appropriate based on the fact that the Independent Board Members constitute the Board, the role of the committee chairpersons (who are Independent Board Members), the assets and number of funds overseen by the Board Members, as well as the nature of each fund’s business as an ETF.
Risk Oversight. The Xtrackers funds are subject to a number of risks, including operational, investment and compliance risks. The Board, directly and through its committees, as part of its oversight responsibilities, oversees the services provided by the Advisor and the Trust’s other service providers in connection with the management and operations of the funds, as well as their associated risks. Under the oversight of the Board, the Trust, the Advisor and other service providers have adopted policies, procedures and controls to address these risks.
The Board, directly and through its committees, receives and reviews information from the Advisor, other service providers, the Trust’s Independent Registered Public Accounting Firm and Independent Trustee Legal Counsel to assist it in its oversight responsibilities. This information includes, but is not limited to, reports regarding the funds’ investments, including fund performance and investment practices, valuation of fund portfolio securities, and compliance. The Board also reviews, and must approve any proposed changes to, the funds’ investment objectives, policies and restrictions, and reviews any areas of non-compliance with the funds’ investment policies and restrictions. The Audit Committee monitors the Trust’s accounting policies, financial reporting and internal control system and reviews any internal audit reports impacting the Trust. As part of its compliance oversight, the Board reviews the annual compliance report issued by the Trust’s Chief Compliance Officer on the policies and procedures of the Trust and its service providers, proposed changes to the policies and procedures and quarterly reports on any material compliance issues that arose during the period.
Board Committees. The Board has two standing committees, the Audit Committee and the Nominating Committee, and has delegated certain responsibilities to those committees.
Name of Committee	Number of Meetings in Last Fiscal Year	Functions	Current Board Members
AUDIT COMMITTEE	4
The Audit Committee has the responsibility,
among other things, to: (i) approve the
selection, retention, termination and
compensation of the Trust’s Independent
Registered Public Accounting Firm; (ii) review
the scope of the Independent Registered
Public Accounting Firm’s audit activity; (iii)
review the audited financial statements; and
(iv) review with such Independent Registered
Public Accounting Firm the adequacy and the
effectiveness of the Trust’s internal controls.
			George O. Elston (Chairperson), Stephen R. Byers and J. David Officer

Name of Committee	Number of Meetings in Last Fiscal Year	Functions	Current Board Members
NOMINATING COMMITTEE	0
The Nominating Committee has the
responsibility, among other things, to identify
and recommend individuals for Board
membership, and evaluate candidates for
Board membership. The Board will consider
recommendations for Board Members from
shareholders. Nominations from shareholders
should be in writing and sent to the Board, to
the attention of the Chairperson of the
Nominating Committee, as described in Part II
SAI Appendix II-A under the caption
“Shareholder Communications to the Board.”
			J. David Officer (Chairperson), Stephen R. Byers and George O. Elston

Part I: Appendix I-C—Board Member Compensation
Each Independent Board Member receives compensation for his or her services, which includes retainer fees and specified amounts for various committee services and for the Board Chairperson. No additional compensation is paid to any Independent Board Member for travel time to meetings, attendance at directors’ educational seminars or conferences, service on industry or association committees, participation as speakers at directors’ conferences or service on special fund industry director task forces or subcommittees. Independent Board Members do not receive any employee benefits such as pension or retirement benefits or health insurance from the fund or any fund in the Xtrackers fund complex.
Board Members who are officers, directors, employees or stockholders of DBX or its affiliates receive no direct compensation from the fund, although they are compensated as employees of DBX, or its affiliates, and as a result may be deemed to participate in fees paid by the fund. The following table shows, for each current Independent Board Member, the aggregate compensation from all of the funds in the Xtrackers fund complex during calendar year 2024.
Total Compensation from Xtrackers Fund Complex
Board Member	Total Compensation from the Xtrackers Fund Complex(1)
Independent Board Member:
Stephen R. Byers(2)	$200,000
George O. Elston(3)	$190,000
J. David Officer(4)	$175,000
(1)
For each Independent Board Member, total compensation from the Xtrackers fund complex represents compensation from 41 funds as of December 31, 2024. Each Independent Board Member receives an annual retainer fee of $165,000. There are no additional fees for attendance at meetings of the Board or committees, or for unscheduled telephonic meetings or calls.
(2)
Includes $35,000 in annual retainer fees received by Mr. Byers as Chairperson of the Xtrackers funds.
(3)
Includes $25,000 in annual retainer fees received by Mr. Elston as Chairperson of the Audit Committee of the Xtrackers funds.
(4)
Includes $10,000 in annual retainer fees received by Mr. Officer as Chairperson of the Nominating Committee of the Xtrackers funds.

Part I: Appendix I-D—Portfolio Management
Fund Ownership of Portfolio Managers
The following table shows the dollar range of fund shares owned beneficially and of record by the portfolio management team, including investments by their immediate family members sharing the same household and amounts invested through retirement and deferred compensation plans. This information is provided as of April 30, 2025.
Xtrackers S&P 500 Diversified Sector Weight ETF
Name of Portfolio Manager	Dollar Range of Fund Shares Owned
Patrick Dwyer	$0
Shlomo Bassous	$0
Ashif Shaikh	$0
Daniel Park	$0
Conflicts of Interest
In addition to managing the assets of the fund, a portfolio manager may have responsibility for managing other client accounts of the Advisor or its affiliates. The tables below show, per portfolio manager, the number and asset size of: (1) SEC registered investment companies (or series thereof) other than the fund, (2) pooled investment vehicles that are not registered investment companies and (3) other accounts (e.g., accounts managed for individuals or organizations) managed by a portfolio manager. Total assets attributed to a portfolio manager in the tables below include total assets of each account managed, although a portfolio manager may only manage a portion of such account’s assets. For a fund subadvised by subadvisors unaffiliated with the Advisor, total assets of funds managed may only include assets allocated to the portfolio manager and not the total assets of a fund managed. The tables also show the number of performance-based fee accounts, as well as the total assets of the accounts for which the advisory fee is based on the performance of the account. This information is provided as of April 30, 2025.
Xtrackers S&P 500 Diversified Sector Weight ETF
Other SEC Registered Investment Companies Managed:
Name of Portfolio Manager	Number of Registered Investment Companies	Total Assets of Registered Investment Companies	Number of Investment Company Accounts with Performance- Based Fee	Total Assets of Performance-Based Fee Accounts
Patrick Dwyer	29	$18,281,893,819	0	$0
Shlomo Bassous	29	$18,281,893,819	0	$0
Ashif Shaikh	29	$18,281,893,819	0	$0
Daniel Park	29	$18,281,893,819	0	$0

Other Pooled Investment Vehicles Managed:
Name of Portfolio Manager	Number of Pooled Investment Vehicles	Total Assets of Pooled Investment Vehicles	Number of Pooled Investment Vehicle Accounts with Performance- Based Fee	Total Assets of Performance- Based Fee Accounts
Patrick Dwyer	0	$0	0	$0
Shlomo Bassous	0	$0	0	$0
Ashif Shaikh	0	$0	0	$0
Daniel Park	0	$0	0	$0
Other Accounts Managed:
Name of Portfolio Manager	Number of Other Accounts	Total Assets of Other Accounts	Number of Other Accounts with Performance- Based Fee	Total Assets of Performance- Based Fee Accounts
Patrick Dwyer	21	$2,383,915,537	0	$0
Shlomo Bassous	21	$2,383,915,537	0	$0
Ashif Shaikh	21	$2,383,915,537	0	$0
Daniel Park	21	$2,383,915,537	0	$0
In addition to the accounts above, an investment professional may manage accounts in a personal capacity that may include holdings that are similar to, or the same as, those of the fund. The Advisor or Subadvisor, as applicable, has in place a Code of Ethics that is designed to address conflicts of interest and that, among other things, imposes restrictions on the ability of portfolio managers and other “access persons” to invest in securities that may be recommended or traded in the fund and other client accounts.

Part I: Appendix I-E—Service Provider Compensation
Under the fund’s Investment Advisory Agreement, the Advisor is responsible for substantially all expenses of the fund, including the cost of transfer agency, custody, fund administration, compensation paid to the Independent Board Members, legal, audit and other services, except for the fee payments to the Advisor under the Investment Advisory Agreement, interest expense, acquired fund fees and expenses, taxes, brokerage expenses, distribution fees or expenses (if any), litigation expenses and other extraordinary expenses.
Because the fund is newly offered, there is no service provider compensation information to report.

Part I: Appendix I-F—Portfolio Transactions and Brokerage Commissions
Variations to the fund’s portfolio turnover rate may be due to, among other things, a fluctuating volume of shareholder purchase and redemption orders, market conditions, and/or changes in the Advisor's investment outlook. The amount of brokerage commissions paid by the fund may change from year to year because of, among other things, changing asset levels, shareholder activity and/or portfolio turnover.
Portfolio Turnover Rates
Because the fund is newly offered, there is no portfolio turnover information to report.
Brokerage Commissions
Because the fund is newly offered, there is no brokerage commissions information to report.
Brokerage Commissions Paid to Affiliated Brokers
Because the fund is newly offered, there is no affiliated broker information to report.
Transactions for Research Services
Because the fund is newly offered, there is no research services information to report.

Part I: Appendix I-G—Investments, Practices and Techniques, and Risks
Below is a list of headings related to investments, practices and techniques, and risks which are further described in Part II Appendix II-E.
Xtrackers S&P 500 Diversified Sector Weight ETF
Commodity Pool Operator Exclusion
Derivatives
Equity Securities
Illiquid Securities
Inflation
Investment Companies and Other Pooled Investment Vehicles
Lending of Portfolio Securities
Repurchase Agreements
Restricted Securities/Rule 144A Securities
Reverse Repurchase Agreements
Short-Term Instruments and Temporary Investments
US Government Securities

Part I: Appendix I-H—Securities Lending Activities
Because the fund is newly offered, there are no securities lending activities to report.

Part I: Appendix I-I—Additional Information
Fund and its Fiscal Year End	Exchange	CUSIP Number
Xtrackers S&P 500 Diversified Sector Weight ETF	The Nasdaq Stock Market	23306X795
Fiscal Year End: 8/31